Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

BITFARMS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(In thousands of U.S. dollars)

		As of September 30,	As of December 31,
	Notes	2022	2021
Assets
Current
Cash		35,814	125,595
Trade receivables		1,415	1,038
Other assets	4	11,350	6,427
Taxes receivable		12,392	—
Digital assets	5	6,615	66,031
Digital assets - pledged as collateral	5, 10, 11	33,496	86,825
Assets held for sale	6	1,729	1,211
		102,811	287,127
Non-current
Property, plant and equipment	6, 19	220,129	136,850
Right-of-use assets	12	15,355	9,397
Long-term deposits, equipment prepayments and other	8	38,405	86,681
Intangible assets	7	260	1,681
Goodwill	3	—	16,955
Deferred tax asset	13	—	3,896
Total assets		376,960	542,587
Liabilities
Current
Trade payables and accrued liabilities	9	16,002	14,480
Current portion of long-term debt	11	38,772	10,257
Current portion of lease liabilities	12	3,926	4,346
Credit facility	10	23,357	60,002
Taxes payable		—	12,093
		82,057	101,178
Non-current
Long-term debt	11	16,527	910
Lease liabilities	12	13,557	9,227
Asset retirement provision	14	1,778	239
Deferred tax liability	13	—	8,451
Total liabilities		113,919	120,005
Shareholders’ equity
Share capital		423,546	378,893
Contributed surplus		61,717	43,704
Accumulated deficit		(222,222)	(15)
Total equity		263,041	422,582
Total liabilities and equity		376,960	542,587

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (UNAUDITED)

(In thousands of U.S. dollars, except for number of shares and earnings per share data)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021

Revenues	5, 19	33,247	44,774	115,391	109,893
Cost of sales	18	37,186	15,306	92,789	37,758
Gross (loss) profit		(3,939)	29,468	22,602	72,135
Operating expenses
General and administrative expenses	18	10,299	10,884	39,534	24,310
Realized loss on disposition of digital assets	5	44,329	177	122,243	152
Change in unrealized (gain) loss on revaluation of digital assets	5	(45,655)	(13,893)	21,118	992
Loss (gain) on disposition of property, plant and equipment		756	70	1,692	(95)
Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets	6	84,116	—	84,116	—
Impairment on goodwill	3	—	—	17,900	—
Impairment reversal on property, plant and equipment	6	—	(1,860)	—	(1,860)
Operating (loss) income		(97,784)	34,090	(264,001)	48,636
Net financial (income) expenses	18	(8,251)	(616)	(24,191)	23,936
Net (loss) income before income taxes		(89,533)	34,706	(239,810)	24,700
Income tax (recovery) expense	13	(4,725)	10,973	(17,603)	12,247
Net (loss) income and total comprehensive (loss) income		(84,808)	23,733	(222,207)	12,453
Earnings (loss) per share	18
Basic		(0.40)	0.14	(1.09)	0.08
Diluted		(0.40)	0.13	(1.09)	0.08
Weighted average number of common shares outstanding
Basic		210,378,000	166,942,000	203,839,000	147,596,000
Diluted		210,378,000	176,807,000	203,839,000	159,411,000

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(In thousands of U.S. dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Total equity
Balance as of January 1, 2022		194,806,000	378,893	43,704	(15)	422,582
Net loss		—	—	—	(222,207)	(222,207)
Share-based payment	17	—	—	17,993	—	17,993
Issuance of common shares and warrants	15	20,835,000	48,506	35	—	48,541
Deferred tax expense related to equity issuance costs	13	—	(3,895)	—	—	(3,895)
Exercise of stock options	17	70,000	42	(15)	—	27
Balance as of September 30, 2022		215,711,000	423,546	61,717	(222,222)	263,041

Balance as of January 1, 2021	88,939,000	32,004	5,588	(22,145)	15,447
Net income	—	—	—	12,453	12,453
Share-based payment	—	—	12,549	—	12,549
Issuance of common shares and warrants	46,519,000	119,455	26,781	—	146,236
Conversion of long-term debt	8,475,000	5,110	(110)	—	5,000
Exercise of warrants and stock options	30,513,000	99,946	(9,815)	—	90,131
Balance as of September 30, 2021	174,446,000	256,515	34,993	(9,692)	281,816

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands of U.S. dollars)

		Nine months ended September 30,
	Notes	2022	2021
Cash flows from (used in) operating activities
Net income (loss)		(222,207)	12,453
Adjustments for:
Depreciation and amortization	18	51,643	14,189
Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets	6	84,116	—
Impairment reversal on property, plant and equipment	6	—	(1,860)
Impairment on goodwill	3	17,900	—
Net financial (income) expenses	18	(24,191)	23,936
Digital assets mined	5	(113,049)	(106,001)
Proceeds from sale of digital assets mined	5	104,988	3,612
Realized loss on disposition of digital assets	5	122,243	152
Change in unrealized loss on revaluation of digital assets	5	21,118	992
Share-based payment	17	17,993	12,549
Interest and financial expenses paid		(14,139)	(3,056)
Income tax expense (recovery)	13	(17,603)	5,902
Loss (gain) on disposition of property, plant and equipment		1,692	(95)
Income taxes paid		(14,931)	—
Changes in non-cash working capital components	20	(12,404)	4,151
Net change in cash related to operating activities		3,169	(33,076)

Cash flows used in investing activities
Purchase of property, plant and equipment		(116,217)	(57,421)
Proceeds from sale of property, plant and equipment		4,790	955
Purchase of marketable securities	18	(127,916)	(2,786)
Proceeds from disposition of marketable securities	18	172,248	5,060
Purchase of digital assets	5	(43,237)	—
Proceeds from sale of digital assets purchased	5	20,682	—
Equipment and construction prepayments and other		(54,891)	(75,015)
Net change in cash related to investing activities		(144,541)	(129,207)
Cash flows from financing activities
Issuance of common shares and warrants	15	48,506	149,046
Exercise of warrants and stock options	15, 17	27	60,352
Repayment of credit facility	10	(76,863)	—
Repayment of lease liabilities	12	(4,122)	(3,342)
Repayment of long-term debt		(23,174)	(17,372)
Proceeds from long-term debt	11	67,168	10,940
Proceeds from credit facility	10	40,000	—
Net change in cash related to financing activities		51,542	199,624
Net increase (decrease) in cash		(89,830)	37,341
Cash, beginning of the period		125,595	5,947
Exchange rate differences on currency translation		49	(21)
Cash, end of the period		35,814	43,267

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

5	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1:	NATURE OF OPERATIONS AND LIQUIDITY

Bitfarms Ltd. was incorporated under the Canada Business Corporation Act on October 11, 2018 and continued under the Ontario Corporations Business Act on August 27, 2021. The interim condensed consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The activities of the Company mainly consist of cryptocurrency mining and are divided into multiple jurisdictions described in Note 19 “Geographical Information”. The Company’s operations are predominantly in Canada and the United States, with new operations having commenced in Paraguay and Argentina in 2022. 9159-9290 Quebec Inc. (“Volta”), a wholly owned subsidiary, assists the Company in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec. The common shares of the Company are listed under the trading symbol BITF on the Nasdaq and Toronto Stock Exchange exchanges.

Bitfarms is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. Further declines in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, delays in the delivery of mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its commitments and minimum collateral requirements for its revolving credit facility, as described in Note 8 and Note 10, respectively. In addition, adverse changes to the factors mentioned above have impacted the recoverability of the Company’s digital assets and property, plant and equipment, resulting in impairment charges being recorded.

The Company’s current operating budget and future estimated cash flows for the twelve-month period, based on Bitcoin (“BTC”) market factors, including price, difficulty, etc., as of the date of these interim condensed consolidated financial statements were authorized for issuance, indicate that it will generate positive cash flow from operations in excess of required interest and principal payments due on its long-term debt and credit facility. In August 2022, the Company negotiated postponement of delivery and payment, without penalty, of certain Blockchain Verification and Validation Equipment (“BVVE”) to 2023 so as to avoid under-deployment of miners and to better align the receipt of miners with the availability of completed infrastructure to utilize the miners.

At current BTC prices, the Company’s existing cash resources and the proceeds from any sale of its treasury and mined BTC will not be sufficient to fund its capital investments to support its growth objectives. The Company would be required to raise additional funds from external sources to meet these requirements if the BTC price does not increase. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders may be diluted. If the Company were unable to obtain such financing, or if funds from operations and proceeds from any sale of the Company’s BTC holdings continue to be negatively impacted by the BTC price, the Company will have difficulty meeting its payment obligations, which could result in the loss of equipment prepayments and deposits paid by the Company under its purchase agreements and be subject to remedial legal measures taken against the Company. Such measures could include damages and forced continuance of the contractual arrangements. Under these circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

6	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1:	NATURE OF OPERATIONS AND LIQUIDITY (Continued)

Terms and definitions

In these financial statements, the following terms shall have the following definitions:

1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	CAD	Canadian Dollars
7	ARS	Argentine Pesos

NOTE 2:	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation and measurement

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2021. These interim condensed consolidated financial statements were approved by the Board of Directors on November 11, 2022.

The interim condensed consolidated financial statements have been prepared following the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2021.

The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

The interim condensed consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments and digital assets recorded at fair value.

7	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2:	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting judgments and estimates

The preparation of the interim condensed consolidated financial statements requires management to undertake several judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on management’s best knowledge of the events or circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the audited annual consolidated financial statements for the year ended December 31, 2021.

c.	New accounting amendments issued and adopted by the Company

The following amendments to existing standards were adopted by the Company on January 1, 2022:

Amendments IFRS 3, Business Combinations (“IFRS 3”)

Amendments to IFRS 3 are designed to: i) update its reference to the 2018 Conceptual Framework instead of the 1989 Framework; ii) add a requirement that, for obligations within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC Interpretation 21, Levies (“IFRIC 21”), the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date; and iii) add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”)

Amendments to IAS 16 prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e., proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

Amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards (’‘IFRS 1”)

Amendments to IFRS 1 extend the relief, which allows subsidiaries that become a first-time adopter later than its parent to measure its assets and liabilities at the carrying amounts that would be included in the parent’s consolidated financial statements, to the cumulative translation differences for all foreign operations.

8	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2:	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

c.	New accounting amendments issued and adopted by the Company (Continued)

Amendments to IFRS 9, Financial Instruments (“IFRS 9”)

Amendments to IFRS 9 clarify which fees an entity includes when it applies the “10 per cent” test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

Amendments to IFRS 16, Leases (“IFRS 16”)

Amendments to IFRS 16 remove the illustration of the reimbursement of leasehold improvements included in the Illustrative Example 13 of IFRS 16 since it does not explain clearly enough the conclusion as to whether the reimbursement would meet the definition of a lease incentive in IFRS 16.

The adoption of the amendments listed above did not have a significant impact on the Company’s interim condensed consolidated financial statements.

d.	New accounting amendments issued to be adopted at a later date

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2023 and thereafter, with an earlier application permitted:

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)

Amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the interim condensed consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity.

Amendments to IAS 1 change the requirements in IAS 1 with regard to disclosure of accounting policies. Applying the amendments, an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments to IAS 1 are made to explain how an entity can identify a material accounting policy.

Amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require to disclose information about these covenants in the notes to the financial statements. This amendment is effective for the Company’s annual period beginning on January 1, 2024 and thereafter, with an earlier application permitted.

9	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2:	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

d.	New accounting amendments issued to be adopted at a later date (Continued)

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

Amendments to IAS 8 replace the definition of a change in accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

Amendments to IAS 12, Income Taxes (“IAS 12”)

Amendments to IAS 12 specify how entities should account for deferred income taxes on transactions such as leases and decommissioning obligations. In specified circumstances, entities are exempt from recognizing deferred income taxes when they recognize assets or liabilities for the first time. The amendments clarify that the exemption does not apply to transactions such as leases and decommissioning obligations and that entities are required to recognize deferred income taxes on such transactions.

The Company is currently evaluating the impact of adopting the amendments on the Company’s financial statements.

e.	Comparative figures

Certain figures in the comparative period of the interim condensed consolidated cash flow statements have been reclassified to conform to the current presentation. The lines Purchase of marketable securities and Proceeds from disposition of marketable securities were added to present separately these items in cash flows used in investing activities rather than grouping them in the line Interest and financial expenses paid included in cash flows used in operating activities. The net reclassification between the cash flow activities was $2,274.

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BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 3:	BUSINESS COMBINATION

On November 9, 2021, the Company acquired a cryptocurrency mining facility in Washington state through its wholly-owned subsidiary, Backbone Mining Solutions LLC, comprising land, buildings, 17 megawatts of electrical infrastructure, power purchase agreements totaling 12 megawatts and in process power purchase agreement applications totaling 12 megawatts with a local hydro-electric utility producer. The consideration transferred was $26,676, including $23,000 of cash consideration and 415,000 Common shares with a value of $3,676 on the closing date. The seller entered into a consulting agreement with the Company in the amount of $2,000 for services relating to the operation of the facility. The Company also entered into a one-year lease agreement with the seller for a 5 megawatt cryptocurrency mining facility with monthly payments of $110.

The primary reason for the acquisition was to expand the Company’s energy portfolio with existing infrastructure to accommodate the Company’s expected delivery schedule of mining equipment.

The following are the fair values of the identifiable assets as of the date of the acquisition:

November 9,
2021
Consideration transferred
Cash paid at closing	23,000
Value of 415,000 common shares transferred at closing	3,676
Fair value of total consideration transferred	26,676
Recognized amounts of identifiable assets acquired
Electrical components	5,954
Buildings	748
Land	74
Intangible assets - favorable lease	2,000
Total identifiable assets acquired	8,776
Goodwill	17,900

Goodwill consists mainly of the benefit the Company expects to receive from acquiring a turnkey facility with active power purchase agreements compared to the timeline and process the Company would undertake to procure new power purchase agreements, the materials and equipment required to build a facility and complete the construction process in order to increase the Company’s share of the BTC network hashrate. The entire amount of goodwill is expected to be deductible for tax purposes.

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BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 3:	BUSINESS COMBINATION (Continued)

In May 2022, the valuation was finalized, resulting in measurement period adjustments. The acquisition date fair value of the electrical components was $5,954, a decrease of $1,127 compared to the provisional value. In addition, the fair value at the acquisition date of buildings decreased by $7, land decreased by $11 and intangible assets (favourable lease) increased by $200. The cumulative impact of these measurement period adjustments was recognized in the interim condensed consolidated financial statements as at and for the three months ended March 31, 2022. The impact on the prior period was considered insignificant. As a result, there was a corresponding increase in goodwill of $945, resulting in $17,900 of total goodwill arising from the acquisition.

The Company generated $7,690 of revenues mainly from using the S19j pros installed at the Washington state facility, from November 9, 2021 to December 31, 2021. Prior to the acquisition, the Company incurred hosting fees of $3,907 during the year ended December 31, 2021.

Impairment of goodwill during the six months ended June 30, 2022

As a result of the decline in the BTC price during the six months ended June 30, 2022, the Company performed an evaluation of the recoverable amount of the property, plant and equipment and intangible assets for the Washington state cryptocurrency mining facility as at June 30, 2022. As these groups of assets do not generate cash inflows that are independent of each other, the recoverable amount was calculated for the cash-generating unit (“CGU”) comprised of the assets of BVVE and electrical equipment, long-term electricity deposits, land, building and favourable lease used in the cryptocurrency mining facility in Washington state.

Based on its calculation, the Company recorded an impairment loss on its Washington state cryptocurrency mining CGU resulting in an impairment charge to goodwill of $17,900 during the three and six months ended June 30, 2022. The impairment loss was recognized in profit or loss under Impairment on goodwill. The value in use of the CGU was determined based on the present value of the expected cash flows over a four-year period discounted at an annual pre-tax rate of 24.75% in varying scenarios.

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BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 3:	BUSINESS COMBINATION (Continued)

The key assumptions used in the value in use calculation for the six months ended June 30, 2022 are as follows:

Revenues – Two optimistic and two pessimistic scenarios and one status quo scenario, each with an estimated future BTC price and network difficulty, were used to project revenues and associated cash flows from cryptocurrency mining. Management assigned probabilities to each scenario to calculate weighted average expected outcomes. The weighted average daily revenue per Terahash used in the value in use calculation was $0.12/Terahash.

Discount rate – The discount rate reflects management’s assumptions regarding the unit’s specific risk. The pre-tax discount rate used was estimated at 24.75%, with some of the risk already being implicitly reflected through management’s allocation of probabilities to the various scenarios included in the revenue calculation.

Energy prices – Management estimates that energy prices for the duration of the forecasted years will be approximately $0.027 per kilowatt hour.

Terminal value – Management estimated the terminal value of the miners included in the CGU for the purposes of the impairment testing to be the daily revenue per Terahash in effect at the end of the value in use calculation multiplied by the ending hashrate for a period of approximately 6 months.

Changes in BTC price and BTC network difficulty that can lead to changes in expected revenues were considered in the various scenarios listed above. A decrease of 1% in revenues and an increase of one percentage point in the discount rate would result in impairment on the other assets of the CGU by $394 and $1,040, respectively. A sensitivity analysis was not performed for a change in energy prices as they are considered to be stable. Refer to Note 6 for the impairment testing of the other assets of the Washington CGU.

NOTE 4:	OTHER ASSETS

	September 30,	December 31,
	2022	2021
Electrical component inventory	586	548
Sales taxes receivable*	1,897	1,980
Prepaid expenses and other	8,645	3,202
Insurance refund and other receivables	222	697
	11,350	6,427

*	Refer to Note 18 for more details about the provision applied to the Argentine value-added tax (VAT) receivable included in sales taxes receivable.

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BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 5:	DIGITAL ASSETS

BTC transactions and the corresponding values for the three and nine months ended September 30, 2022, and 2021 were as follows:

	Three months ended September 30,
	2022		2021
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of July 1,	3,144	62,204	1,293	45,329
BTC mined*	1,515	32,276	1,050	43,459
BTC exchanged for cash and services	(2,595)	(55,695)	(31)	(1,259)
Realized loss on disposition of digital assets	—	(44,329)	—	(177)
Change in unrealized gain on revaluation of digital assets	—	45,655	—	13,893
Balance of digital assets as of September 30,	2,064	40,111	2,312	101,245
Less digital assets pledged as collateral as of September 30,**	(1,724)	(33,496)	—	—
Balance of digital assets excluding digital assets pledged as collateral as of September 30,	340	6,615	2,312	101,245

	Nine months ended September 30,
	2022		2021
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of January 1,	3,301	152,856	—	—
BTC mined*	3,733	113,049	2,407	106,001
BTC purchased	1,000	43,237	—	—
BTC exchanged for cash and services	(5,970)	(125,670)	(48)	(2,066)
BTC exchanged for long-term debt repayment	—	—	(47)	(1,546)
Realized loss on disposition of digital assets	—	(122,243)	—	(152)
Change in unrealized loss on revaluation of digital assets	—	(21,118)	—	(992)
Balance of digital assets as of September 30,	2,064	40,111	2,312	101,245
Less digital assets pledged as collateral as of September 30,**	(1,724)	(33,496)	—	—
Balance of digital assets excluding digital assets pledged as collateral as of September 30,	340	6,615	2,312	101,245

*	Management estimates the fair value of BTC mined on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement.
**	Refer to Note 10 and 11 for details of the Company’s credit facility and long-term debt, respectively, and BTC pledged as collateral.

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BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6:	PROPERTY, PLANT AND EQUIPMENT

As at September 30, 2022, and December 31, 2021, property, plant and equipment (“PPE”) consisted of the following:

	Notes	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2022		156,647	9,000	4,549	5,783	547	176,526
Measurement period adjustment to business combination	3	(1,127)	—	(18)	—	—	(1,145)
Additions during the period		142,268	—	2,334	24,259	272	169,133
Dispositions during the period		(2,690)	—	—	—	—	(2,690)
Transfer to assets held for sale		(8,143)	—	—	—	—	(8,143)
Balance as of September 30, 2022		286,955	9,000	6,865	30,042	819	333,681

Accumulated Depreciation
Balance as of January 1, 2022		35,766	1,800	286	1,560	264	39,676
Depreciation		47,091	—	143	1,255	77	48,566
Dispositions during the period		(1,821)	—	—	—	—	(1,821)
Transfer to assets held for sale		(6,040)	—	—	—	—	(6,040)
Impairment		17,505	4,200	—	11,361	105	33,171
Balance as of September 30, 2022		92,501	6,000	429	14,176	446	113,552

Net book value as of September 30, 2022		194,454	3,000	6,436	15,866	373	220,129

	Notes	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2021		52,676	9,000	3,263	2,707	448	68,094
Additions through business combination	3	7,081	—	840	—	—	7,921
Additions during the period		114,323	—	470	3,265	136	118,194
Dispositions during the period		(6,146)	—	(24)	(189)	(37)	(6,396)
Transfer to assets held for sale		(11,287)	—	—	—	—	(11,287)
Balance as of December 31, 2021		156,647	9,000	4,549	5,783	547	176,526

Accumulated Depreciation
Balance as of January 1, 2021		30,042	—	185	1,861	213	32,301
Depreciation		22,233	—	104	396	79	22,812
Dispositions during the period		(5,172)	—	(3)	(148)	(28)	(5,351)
Transfer to assets held for sale		(10,026)	—	—	—	—	(10,026)
Impairment		—	1,800	—	—	—	1,800
Impairment reversal		(1,311)	—	—	(549)	—	(1,860)
Balance as of December 31, 2021		35,766	1,800	286	1,560	264	39,676
Net book value as of December 31, 2021		120,881	7,200	4,263	4,223	283	136,850

15	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6:	PROPERTY, PLANT AND EQUIPMENT (Continued)

Assets held for sale

During the year ended December 31, 2021, the Company ceased using its Antminer S9 miners and planned to dispose of them within the next 12 months. During the nine months ended September 30, 2022, 3,982 Antminer S9 miners with a carrying amount of $779 were disposed for net proceeds of $101 resulting in a loss of $678. The remaining Antminer S9 miners were not sold within 12 months since being classified as held for sale in 2021 due to the decline of the BTC price during the nine months ended September 30, 2022. As a result, these miners were written off and an impairment loss of $432 was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

During the nine months ended September 30, 2022, the Company ceased using Innosilicon T2T miners, Canaan Avalon A10 miners, Antminer T15 miners and Antminer S15 miners with plans to dispose of them within the next 12 months. During the three and nine months ended September 30, 2022, 207 Antminer T15 miners with a carrying amount of $22 were disposed for net proceeds of $31 resulting in a gain of $9. Management determined that the remaining Innosilicon T2T miners, Canaan Avalon A10 miners, Antminer T15 miners and Antminer S15 miners continue to meet the criteria to be classified as held for sale as at September 30, 2022.

During the nine months ended September 30, 2022, the Company ceased using 840 M20s Whatsminer miners with a carrying amount of $475 and disposed of them for net proceeds of $820 resulting in a gain of $345. In addition, during the three and nine months ended September 30, 2022, the Company ceased using its remaining M20s Whatsminer miners and has plans to dispose of them within the next 12 months. Management has determined that these miners meet the criteria to be classified as held for sale and determined that the carrying amount was less than their estimated fair value less costs to sell.

Impairment testing

As at September 30, 2022, as a result of the decline in the BTC price during the three and nine-month periods, the Company performed an evaluation of the recoverable amount of the assets for operating the cryptocurrency mining facilities in Quebec, Washington state and Argentina separately. As the group of assets for each CGU do not generate cash inflows that are independent of each other, the recoverable amount was calculated for each CGU comprised of the property, plant and equipment, right-of-use assets, long-term electricity deposits, long-term construction and equipment prepayments and favourable lease used in the operating cryptocurrency mining facilities in Quebec, Washington state and Argentina.

Based on its calculation, the Company determined that an impairment charge should only be recorded on its operating Argentina cryptocurrency mining CGU in the amount of $79,484 during the three and nine months ended September 30, 2022, of which $48,865 was allocated to equipment and construction prepayments, $1,648 to right-of-use assets and $28,971 to property, plant and equipment. The impairment loss was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets. The value in use of the Quebec, Washington state and Argentina operating CGUs were determined based on the present value of the expected cash flows over five-year, four-year and five-year periods, respectively, discounted at annual pre-tax rates of 29.00%, 29.75% and 38.25%, respectively, in varying scenarios.

16	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6:	PROPERTY, PLANT AND EQUIPMENT (Continued)

The key assumptions used in the value in use calculation are as follows:

Revenues – Two optimistic and two pessimistic scenarios and one status quo scenario, each with an estimated future BTC price and network difficulty, were used to project revenues and associated cash flows from cryptocurrency mining. Management assigned probabilities to each scenario to calculate weighted average expected outcomes. The weighted average daily revenue per Terahash used in the value in use calculation was $0.12/Terahash.

Discount rate – The discount rate reflects management’s assumptions regarding the unit’s specific risk. For the Quebec, Washington state and Argentina operating cryptocurrency mining CGUs, the discount pre-tax rates used were estimated at 29.00%, 29.75% and 38.25%, respectively, with some of the risk already being implicitly reflected through management’s allocation of probabilities to the various scenarios included in the revenue calculation.

Energy prices – Management estimates that energy prices for the duration of the forecasted years will be approximately $0.046, $0.027 and $0.030 per kilowatt hour, for the Quebec, Washington state and Argentina operating cryptocurrency mining CGUs, respectively.

Changes in BTC price and BTC network difficulty that can lead to changes in expected revenues were considered in the various scenarios listed above.

For the Quebec cryptocurrency mining CGU, management conducted a sensitivity analysis and determined that a reasonably possible change in any of the key assumptions would not result in an impairment charge.

For the Washington state cryptocurrency mining CGU, a 2% decrease in revenues would result in the recoverable amount being equal to the carrying amount, and each additional decrease of 1% would result in an impairment charge of $518. A reasonably possible change in the discount rate would not result in an impairment charge.

A sensitivity analysis was not performed for a change in energy prices for the Quebec and Washington state cryptocurrency mining CGUs as they are considered to be stable.

A decrease of 1% in revenues, an increase of 1% in the discount rate or an increase of 1% in energy prices would result in further impairment on the operating Argentina cryptocurrency CGU by $1,031, $863 or $216, respectively.

17	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6:	PROPERTY, PLANT AND EQUIPMENT (Continued)

Mineral Assets

In connection with the reverse acquisition of Bitfarms Ltd (Israel), the Company engaged an independent appraiser to determine the fair value as at the acquisition date, April 12, 2018, of Suni, an iron ore deposit located in Canada held by the acquiree. The appraiser’s valuation report was based on the market comparison method and the analysis of similar assets. Following certain adjustments resulting from changes in the price of iron ore, among other variables, Suni’s value at April 12, 2018 was estimated at $9,000. Subsequently, it has been tested annually for impairment. An independent appraiser was engaged to determine Suni’s fair value as of September 30, 2022 due to the decline in the iron ore price during the three months ended September 30, 2022. Using the same method as the previous independent appraiser, the new appraiser determined that the fair value of Suni was $3,250, or $3,000 after reflecting estimated costs to sell, compared to $7,200 on December 31, 2021, which resulted in an impairment of $4,200 during the three and nine months ended September 30, 2022 to Suni’s mineral assets book value. The impairment loss was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets. The fair value measurement is categorized as level 2 in the fair value hierarchy. The Suni mineral asset was inactive during the reporting periods and as of the date of approval of the interim condensed consolidated financial statements.

BVVE

Further details of the quantity and models of BVVE held by the Company are as follows :

	MicroBT Whatsminer (BTC)*	Bitmain S19j Pro	Innosilicon T3 & T2T (BTC)**	Canaan Avalon A10 (BTC)	Other Bitmain Antminers (BTC)***	Total
Quantity as of January 1, 2022	18,675	7,172	6,446	1,024	8,073	41,390
Additions during the period	25,451	—	—	—	—	25,451
Dispositions during the period	(840)	—	—	(880)	(7,636)	(9,356)
Quantity as of September 30, 2022	43,286	7,172	6,446	144	437	57,485

*	Includes 3,471 M20S that were classified as assets held for sale as described in Note 6, 27,162 M30S, 6,391 M31S and 6,262 M31S+ Miners.
**	Includes 5,082 T3 and 1,364 T2T Miners that were classified as assets held for sale as described in Note 6.
***	Includes 378 Antminer T15 and 59 Antminer S15 Miners that were classified as assets held for sale as described in Note 6.

During the three and nine months ended September 30, 2022, the Company received and sold 601 Bitmain S19XP Miners which are not reflected in the table above.

Included in the BVVE and electrical equipment listed above are right-of-use assets consisting of 3,000 Whatsminer M31S+ with a net book value of approximately $3,838 as described in Note 12.

18	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 7:	INTANGIBLE ASSETS

	Notes	Systems software	Favourable lease	Total
Cost
Balance as of January 1, 2022		5,150	1,800	6,950
Measurement period adjustment to business combination	3	—	200	200
Balance as of September 30, 2022		5,150	2,000	7,150

Accumulated amortization
Balance as of January 1, 2022		5,008	261	5,269
Amortization		101	1,520	1,621
Balance as of September 30, 2022		5,109	1,781	6,890
Net book value as of September 30, 2022		41	219	260

	Notes	Systems software	Favourable lease	Total
Cost
Balance as of January 1, 2021		5,150	—	5,150
Additions through business combination	3	—	1,800	1,800
Balance as of December 31, 2021		5,150	1,800	6,950

Accumulated amortization
Balance as of January 1, 2021		4,773	—	4,773
Amortization		235	261	496
Balance as of December 31, 2021		5,008	261	5,269
Net book value as of December 31, 2021		142	1,539	1,681

19	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 8:	LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, OTHER AND COMMITMENTS

	September 30,	December 31,
	2022	2021
VAT receivable*	1,800	2,067
Security deposits for energy, insurance and rent	3,889	1,555
Equipment and construction prepayments**	32,716	83,059
	38,405	86,681

*	Refer to Note 18 for more details about the provision applied to the Argentine value-added tax (VAT) receivable.

**	The Company has deposits on BVVE and electrical components in the amount of $21,722, mainly for outstanding orders placed consisting of 48,000 Whatsminer miners with expected delivery in 2022 and the first nine months of 2023. In addition, the Company has deposits for construction work and materials in the amount of $10,994, mainly for the Argentina expansion. The Company is exposed to counterparty risk through the significant deposits it places with suppliers of mining hardware to secure orders and delivery dates as well as deposits it places with construction companies and suppliers of electrical components and construction materials. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment and construction prepayments that are not realized. The Company attempts to mitigate this risk by procuring mining hardware from larger, more established suppliers and those with whom the Company has existing relationships and knowledge of their reputation in the market as well as by insuring deposits placed for construction work and materials.

During the three and nine months ended September 30, 2022, the Company recognized an impairment charge of $48,865 on the equipment and construction prepayments which was included in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets. Refer to Note 6 for more details.

The Company’s remaining payment obligations in connection with the 48,000 unit purchase agreement and an additional purchase agreement for 1,200 Antminer miners are outlined below:

September 30,
2022
Three months ending December 31, 2022	6,462
Three months ending March 31, 2023	13,447
Three months ending June 30, 2023	13,313
Three months ending September 30, 2023	12,128
45,350

The Company will require additional sources of financing to meet the payment obligations included in the table above, as described in Note 1.

20	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 9:	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,
	2022	2021
Trade accounts payable and accrued liabilities	8,997	9,873
Government remittances	7,005	4,607
	16,002	14,480

NOTE 10:	CREDIT FACILITY

	September 30,	December 31,
	2022	2021
Revolving credit facility	23,137	60,000
Interest payable on revolving credit facility	220	2
	23,357	60,002

On December 30, 2021, the Company entered into a secured revolving credit facility up to $100,000 (the “Credit Facility” or the “Facility”) for a term of 6 months with Galaxy Digital LLC (the “Facility Lender”). The Credit Facility bears interest at a rate of 10.75% per annum with a commitment fee of 0.75% per annum charged on the unused portion of the $100,000 Facility.

During the three months ended March 31, 2022, the Company drew an additional $40,000 on the Credit Facility, bringing the total amount drawn to $100,000 as of March 31, 2022. In June 2022, the Company repaid $61,846 of the Credit Facility, bringing the total amount drawn to $38,154 as of June 30, 2022.

On June 30, 2022, the Company amended its Credit Facility and extended its maturity date to October 1, 2022. Under the new terms, the maximum limit of the amended Facility is $40,000, bears interest at 11.25% per annum and has a commitment fee of 0.25% per annum charged on the unused portion of the Facility. The amended Facility also includes a provision which allows the Company to repay up to $15,000 of the Facility prior to July 30, 2022, without incurring any prepayment penalty. During the three months ended September 30, 2022, the Company repaid $15,017 of the Credit Facility, bringing the total amount drawn to $23,137 as of September 30, 2022.

21	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 10:	CREDIT FACILITY (Continued)

On September 29, 2022, the Company amended its Credit Facility and extended its maturity date from October 1, 2022 to December 29, 2022. Under the new terms, the maximum limit of the amended Facility is $40,000, bears interest at 11.25% per annum and has a commitment fee of 0.25% per annum charged on the unused portion of the Facility. The amended Facility also includes a provision which allows the Company to prepay the Credit Facility with a prepayment fee of 50% of the remaining interest that would be owed if the Facility was held to maturity. In the event that the Company seeks to transfer or convert the Credit Facility prior to the scheduled maturity date in order to enter into a new transaction with the Facility Lender or its affiliates, the early termination fee shall be waived for the Company for any portion of the Facility subject to such transfer or conversion. Furthermore, the initial ratio of BTC pledged as collateral, calculated as a percentage of the amount borrowed, as described below, was reduced from 143% to 135%. The minimum ratio of BTC collateralized as a percentage of the amount borrowed that requires the Company to contribute additional collateral to the Facility Lender was also reduced from 133% to 125%. The Company’s BTC collateral ratio to have the right to require the Facility Lender to return any BTC pledged as collateral was reduced from 153% to 145%.

The Facility is secured by BTC, with the value of BTC pledged as collateral calculated as 135% of the amount borrowed. The Company is required to contribute additional collateral to the Facility Lender any time the value of the BTC pledged as collateral is below 125% of the amount borrowed. The Company also has the right to require the Facility Lender to return any BTC when the value of the BTC pledged as collateral exceeds 145% of the amount borrowed. A substantial decrease in BTC price may result in the Company being unable to meet the minimum BTC collateral requirements, which could result in the disposition of the Company’s BTC pledged as collateral by the Facility Lender, or repayment of the Facility in fiat currency on demand. The Company is exposed to counterparty risk as it is reliant on the Facility Lender to return the BTC collateral upon extinguishment of the Credit Facility. The Facility Lender cannot rehypothecate the BTC collateral except during an event of default.

The Credit Facility contains an affirmative covenant where the ending balance of the Company’s net asset value, defined as the total value of all assets minus any liabilities divided by the number of outstanding shares in any calendar month, cannot decline by:

a.	25% or more compared to the previous month;

b.	50% or more compared to three months ago; or

c.	50% or more compared to any calendar month in the immediately preceding calendar year.

As of October 31, 2022, the most recently completed calendar month, the Company was in compliance with all of the covenants described above.

The Company pledged 1,620 BTC as collateral with a fair market value of $31,479 as of September 30, 2022. The pledged BTC is held in a segregated Coinbase Custody account owned by the Facility Lender.

22	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 11:	LONG-TERM DEBT

	September 30,	December 31,
	2022	2021
Equipment financing	55,193	11,039
Volta note payable	106	128
Total long-term debt	55,299	11,167
Less current portion of long-term debt	(38,772)	(10,257)
Non-current portion of long-term debt	16,527	910

Equipment financing

In February 2022, the Company entered into an equipment financing agreement for gross proceeds of $32,000 collateralized by 6,100 Bitmain S19j Pro miners referred to as the “Blockfi Loan”. The net proceeds received by the Company were $30,994 after capitalizing origination, closing and other transaction fees of $1,006.

In June 2022, the Company entered into an equipment financing agreement for gross proceeds of $36,860 collateralized by 10,395 MicroBT Whatsminer M30S miners referred to as the “NYDIG Loan”. The net proceeds received by the Company were $36,123 net of origination and closing fees of $737. As part of the agreement, the Company must maintain in an identified wallet an approximate quantity of BTC whose value equates to one month of interest and principal payments on the outstanding loan. The Company pledged 104 BTC as collateral with a fair market value of $2,021 as of September 30, 2022. The pledged BTC is held in a segregated Coinbase Custody account owned by the Company unless there is an event of default.

Details of the equipment financing and the balance of the loans and the net book value (“NBV”) of their related collateral, as of September 30, 2022, are as follows:

	Maturity date	Stated rate	Effective rate*	Monthly repayment ($)	Long-term debt balance ($)	NBV of Collateral ($)	Collateral**
Blockfills loan #3	October 2022	18.6%	18.6%	15	15	677	1,000
Foundry loan #2	March 2023	16.5%	16.5%	96	462	1,394	300
Foundry loan #3	April 2023	16.5%	16.5%	90	515	1,163	300
Foundry loan #4	May 2023	16.5%	16.5%	102	678	1,379	400
Blockfi Loan	February 2024	14.5%	18.1%	1,481	22,221	31,688	6,100
NYDIG Loan	February 2024	12.0%	14.4%	2,043	31,302	38,661	10,395
Total				3,827	55,193	74,962	18,495

*	Represents the implied interest rate after capitalizing financing and origination fees.

**	Represents the quantity of Whatsminers and Bitmain S19j Pros received in connection with the equipment financing and pledged as collateral for the related loan.

23	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 12:	LEASES

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and their activity during the nine months ended September 30, 2022:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As at January 1, 2022	9,038	283	76	9,397	13,573
Additions and extensions to ROU assets	7,422	117	1,634	9,173	9,182
Depreciation	(1,291)	(93)	(72)	(1,456)	—
Lease termination	(104)	(7)	—	(111)	(112)
Impairment	(453)	—	(1,195)	(1,648)	—
Payments	—	—	—	—	(5,156)
Interest	—	—	—	—	1,034
Foreign exchange	—	—	—	—	(1,038)
As at September 30, 2022	14,612	300	443	15,355	17,483
Less current portion of lease liabilities					(3,926)
Non-current portion of lease liabilities					13,557

The Company maintains one lease agreement for mining hardware, consisting of 3,000 Whatsminer M31S+ miners, with a net book value of approximately $3,838, classified as property, plant and equipment under BVVE and electrical equipment as described in Note 6.

During the three and nine months ended September 30, 2022, the Company recognized an impairment charge of $1,648 on the Company’s right-of-use assets which was included in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets. Refer to Note 6 for more details.

24	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 13:	INCOME TAXES

Deferred taxes

Deferred taxes are computed at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, loss carryforwards and professional fees relating to the Company’s equity activity that are recorded as a reduction of equity.

As at September 30, 2022, the recoverability of the net deferred tax asset, due to the impact of the decrease in BTC prices as described in Note 1, was uncertain and as a result, the net deferred tax asset of $43,408 was not recognized. The Company will evaluate the likelihood of recoverability at each balance sheet date, and will recognize net deferred tax asset when and if appropriate.

Current and deferred income tax expense (recovery)

	Nine months ended September 30,
	2022	2021
Current tax (recovery) expense:
Current year	(9,220)	7,038
Prior year	68	(693)

Deferred tax (recovery) expense:
Current year	(8,600)	5,725
Prior year	149	177
	(17,603)	12,247

The 2022 current tax recovery represents the expected tax refund as a result of losses realized in the current period that will be carried back to offset prior period taxable income.

Effective tax rate

Nine months ended September 30,
2022
Income tax recovery at statutory rate of 26.5%	(63,550)
Increase in taxes resulting from:
Foreign tax rate differential	1,252
Prior year	217
Non-deductible expenses and other	1,070
Deferred tax asset not recognized	43,408
(17,603)

25	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 14:	ASSET RETIREMENT PROVISION

	September 30,	December 31,
	2022	2021
Balance as of January 1,	239	209
Additions during the period	1,493	91
Accretion expense	50	19
Effect of change in the foreign exchange rate	(4)	—
Balance as of period end	1,778	319
Less current portion of asset retirement provision included in accounts payable and accrued liabilities	—	(80)
Non-current portion of asset retirement provision	1,778	239

As of September 30, 2022, the Company estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms to be $3,643 (December 31, 2021: $391), discounted to present value of $1,778 (December 31, 2021: $239) using discount rates between 8% and 10% (December 31, 2021: 8%) over the lease periods, which were estimated to range from five to seven years depending on the location.

NOTE 15:	SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares, without par value. As of September 30, 2022, the Company had 215,711,000 issued and outstanding common shares (December 31, 2021: 194,806,000).

Details of the outstanding warrants are as follows:

	Nine months ended September 30,
	2022		2021
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	19,428,000	4.16	6,053,000	0.41
Granted	25,000	3.47	40,332,000	3.37
Exercised	—	—	(26,957,000)	2.13
Outstanding, September 30,	19,453,000	4.16	19,428,000	4.16

The weighted average contractual life of the warrants as at September 30, 2022 was 1.7 years (September 30, 2021: 2.7 years).

Garlock Acquisition

During the three months ended March 31, 2022, the Company acquired a building in Quebec referred to as “Garlock” in exchange for cash consideration of $1,783 and the issuance of 25,000 warrants granted with a strike price of USD$3.47 that have a contractual life of 2 years.

26	Page

BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 15:	SHARE CAPITAL (Continued)

At-The-Market Equity Program

Bitfarms commenced an at-the-market equity program on August 16, 2021, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate proceeds of up to $500,000. During the year ended December 31, 2021, the Company issued 23,923,000 common shares in exchange for gross proceeds of $150,296 at an average share price of approximately USD$6.28. The Company received net proceeds of $145,601 after paying commissions of $4,509 to the Company’s agent, in addition to $186 of other transaction fees. During the nine months ended September 30, 2022, the Company issued 20,835,000 common shares in exchange for gross proceeds of $50,181 at an average share price of approximately USD$2.41. The Company received net proceeds of $48,506 after paying commissions of $1,585 to the Company’s agent and $90 in other transaction costs.

NOTE 16: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Balances with related parties

	September 30,	December 31,
	2022	2021
Trade payables and accrued liabilities:
Directors’ remuneration	—	19
Director and senior management incentive plan	113	1,465
	113	1,484

Lease liabilities:
Companies controlled by directors	1,917	1,357

Amounts due to related parties, other than lease liabilities, are unsecured, non-interest bearing and payable on demand.

Transactions with related parties

1.	The Company made rent payments totaling approximately $95 and $273 for the three and nine months ended September 30, 2022, respectively (for the three and nine months ended September 30, 2021: $116 and $353, respectively), to companies controlled by certain directors. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities.

2.	The Company entered into consulting agreements with two directors. The consulting fees totaled approximately $417 and $843 for the three and nine months ended September 30, 2022, respectively (for the three and nine months ended September 30, 2021: $200 and $469, respectively).

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BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 16:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Continued)

The transactions described above were incurred in the normal course of operations. These transactions are included in the consolidated statements of profit or loss and comprehensive profit and loss as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
General and administrative expenses	417	200	843	469
Net financial expenses	26	30	70	96
	443	230	913	565

NOTE 17:	SHARE-BASED PAYMENT

The share-based payment expense recognized in the financial statements for employee services received is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Equity-settled share-based payment plans	3,961	5,787	17,993	12,549

The share-based payment transactions entered into between the Company and its directors, employees and service providers during the nine months ended September 30, 2022 are described below. During the nine months ended September 30, 2022, the Board of Directors approved stock option grants to purchase up to 5,523,000 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021. All options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant. In addition, on May 19, 2022, the Board of Directors approved the grant of 200,000 Restricted Stock Units (“RSUs”) to certain members of senior management which vest ratably, on an annual basis, over a three-year period. The value of the RSUs on the grant date was $1.91 per unit.

The inputs used to value the option grants using the Black-Scholes model are as follows:

Grant date	March 31, 2022	May 19, 2022	June 30, 2022
Dividend yield (%)	—	—	—
Expected share price volatility (%)	105%	106%	102%
Risk-free interest rate (%)	2.49%	2.78%	2.99%
Expected life of stock options (years)	3	3	3
Share price (CAD)	4.71	2.45	1.50
Exercise price (CAD)	4.71	2.45	1.50
Fair value of options (USD)	2.40	1.21	0.72
Vesting period (years)	1.5	1.5	1.5
Number of options granted	120,000	5,382,500	20,000

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BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 17:	SHARE-BASED PAYMENT (Continued)

Details of the outstanding stock options are as follows:

	Nine months ended September 30,
	2022
	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1, 2022	12,547,000	5.06
Granted	5,523,000	2.50
Exercised	(70,000)	0.41
Forfeited	(170,000)	6.16
Expired	(15,000)	5.01
Outstanding, September 30, 2022	17,815,000	4.27
Exercisable, September 30, 2022	1,391,000	0.41

The weighted average contractual life of the stock options as at September 30, 2022 was 4.0 years (September 30, 2021: 4.3 years).

NOTE 18:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

Cost of sales

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Energy and infrastructure	15,489	7,991	38,970	20,860
Depreciation and amortization	20,720	6,261	51,643	14,189
Purchases of electrical components	688	606	1,252	1,419
Electrician salaries and payroll taxes	289	448	924	1,290
	37,186	15,306	92,789	37,758

General and administrative expenses

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Salaries and share based payment	6,097	7,550	23,648	16,345
Professional services	1,835	1,690	6,459	4,703
Advertising and promotion	32	7	151	87
Insurance, duties and other	1,992	1,396	7,951	2,681
Travel, motor vehicle and meals	233	128	894	236
Hosting and telecommunications	110	113	431	258
	10,299	10,884	39,534	24,310

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BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 18:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

Net financial (income) expenses

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Loss on revaluation of warrants	—	—	—	19,524
Loss on embedded derivative	—	—	—	2,641
Gain on disposition of marketable securities*	(13,690)	(2,274)	(44,332)	(2,274)
Loss on currency exchange	8	552	1,884	446
Interest on credit facility and long-term debt	3,020	541	9,916	1,402
Interest on lease liabilities	374	247	1,034	1,181
Warrant issuance costs	—	—	—	668
Provision on VAT receivable**	1,919	—	6,929	—
Other financial expenses	118	318	378	348
	(8,251)	(616)	(24,191)	23,936

*	During the three and nine months ended September 30, 2022, the Company has continued to fund its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to the Company’s subsidiary in Argentina. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gave rise to a gain as the amount received in ARS exceeds the amount of ARS the Company would have received from a direct foreign currency exchange.

**	The majority of Argentine VAT is not expected to be settled within the next 12 months, and, therefore, it has been classified as a long-term receivable in Note 8 with the short-term portion being included in sales tax receivable in Note 4. The Company has recorded a provision on this VAT receivable, which is classified within Net financial (income) expenses during the three and nine months ended September 30, 2022. Historically, ARS has devalued significantly when compared to USD due to high levels of inflation in Argentina, which may result in the Company recording future foreign exchange losses on its Argentina VAT receivable.

Earnings per share

For the three and nine months ended September 30, 2022, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. The additional potentially dilutive securities that would have been included in the calculation for diluted earnings per share had their effect not been anti-dilutive, for the three and nine months ended September 30, 2022, would have been approximately 211,909,000 and 205,853,000, respectively.

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BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 19:	GEOGRAPHICAL INFORMATION

Revenues

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Canada	27,445	42,090	90,540	104,652
USA	4,581	2,684	21,650	5,241
Argentina	158	—	158	—
Paraguay	1,063	—	3,043	—
	33,247	44,774	115,391	109,893

Property, Plant and Equipment

	September 30,	December 31,
	2022	2021
Canada	154,719	83,402
USA	42,660	51,672
Argentina	21,387	665
Paraguay	1,363	1,111
	220,129	136,850

NOTE 20:	ADDITIONAL DETAILS TO THE STATEMENT OF CASH FLOWS

	Nine months ended September 30,
	2022	2021
Changes in working capital components:
Increase in trade receivables, net	(377)	(102)
Decrease (increase) in other current assets	1,364	(4,901)
Increase in long-term deposits	(8,997)	(209)
Increase (decrease) in trade payables and accrued liabilities	(3,992)	3,036
Increase (decrease) in taxes payable	(402)	6,327
	(12,404)	4,151
Significant non-cash transactions:
Addition of right-of-use assets, property, plant and equipment and related lease liabilities	9,182	9,271
Purchase of property, plant and equipment financed by short-term credit	1,910	1,229
Extinguishment of warrant liability and long-term debt through share issuance	—	24,322
Equipment prepayments realized as additions to property, plant and equipment	51,948	—
Deferred tax expense related to equity issuance costs	(3,895)	—

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BITFARMS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 21:	SUBSEQUENT EVENTS

At-The-Market Equity Program

During the period from October 1, 2022, to November 11, 2022, the Company issued 1,861,000 common shares in exchange for gross proceeds of $1,932 at an average share price of approximately USD$1.04. The Company received net proceeds of $1,866 after paying commissions of $66 to the Company’s agent. Refer to Note 15 for further details of the Company’s at-the-market equity program.

Sale agreement of De la Pointe

On October 12, 2022, the Company signed an offer to purchase with a third party to sell the De la Pointe building, included in property, plant and equipment, for $3,605 (CAD $5,000), which is expected to result in a gain on disposition of approximately $269.

Extension of lease in Washington state

On October 20, 2022, the Company signed a lease extension for its facility in Washington state for a period of 23 months with similar terms, which has taken effect in November 2022.

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